11 Good Energy, Inc.
4450 Belden Village Street, N.W.
Suite 800
Canton, OH 44718

U.S. Securities and Exchange Commission
Division of Corporation  and Finance
Office of Manufacturing and Construction
100 E Street, N.E.                                                                                                September 17, 2010
Washington, DC 20549

Att:	Mail Stop 4631 Division of Corporate Finance

Re:	11 Good Energy, Inc. Pre-effective Amendment 3 to Registration Statement on Form S-1 File No. 333-166149

Gentlemen:

We have today filed on the Edgar Filing System Amendment No. 3 to the Registration Statement on Form S-1 of the above captioned corporation. The financial statements have been updated to include the required unaudited financial statements at June 30, 2010 and for the six months ended June 30, 2010 and 2009.  On August 30, 2010, the Issuer provided a faxed response to the Staff's letter of comments of August 11, 2010, which were in response to Amendment No. 2 filed on August 9, 2010. Those responses are now being electronically filed below without any material changes, except for a change in the grammar in response to comment no. 13.  All page numbers refer to page numbers in the Prospectus unless otherwise noted.

Consolidated Statement of Cash Flows, page F-6

1.           Please explain how you have presented the acquisition of 11 Good’s Energy, LTD in the inception to date column of the statement of cash flows. Clarify whether any non-cash amounts for the acquisition have been included in the $700,645 cash outflow recorded.

 Response

Please refer to the allocation of purchase price based upon estimated fair values table below in response to comments 4,5,6, & 7.

Note 1 – Significant Accounting Policies, page F-7

2.           We note your response to comment 16 in our letter dated July 26, 2010 and the revisions you have made to your disclosure. As it appears as if the appraiser is the expert, please revise your disclosure to provide the name of the appraiser and file a consent from the appraiser as an exhibit to the registration statement. In the alternative, you may delete from your disclosure all references to the appraiser.

Response

We have not relied upon any valuation work completed by our consultant. His work was limited to valuation of identifiable intangible assets; management has determined that there are no identifiable intangible assets under the accouting guidance and if any the values would be immaterial. Therefore, upon reflection of the Commission’s comment, the company has elected to remove from the prospectus all reference to the consultant.

3.           You have included liabilities assumed of 223,130 in the total purchase price. The allocation of purchase price on page F-8 has a subtotal for “net assets acquired” of $723,559. Please revise to clarify whether you recorded the liabilities on the date of acquisition.

Response

Please refer to the allocation of purchase price based upon estimated fair values table below in response to comments 4,5,6, & 7. The liabilities assumed of $111,230 were recorded as of the date of the acquisition.

4.           Since it was apparently determined the original appraisals significantly overstated fair value of each of the intangible assets and apparently used forecasts assuming an extremely large increase in sales and profitability, explain how your use of the appraisals (i.e. revising each of the fair values downward on a pro rata basis to meet the revised purchase price) is a reasonable method to estimate the fair value of each asset. Explain whether you have other support for your fair value estimates. We may have additional comments regarding your method for determining fair value and the underlying assumptions.

5.           Please tell us who the non-compete agreement is with and why it has value. Explain how you valued it at $122,381. Tell us how you determined the period of five years.

6.           Explain how the intangible asset for developed core technologies met the criteria in paragraph 10 of ASC 805-20-25 for recognition separately from goodwill. Address how it met the definition of “identifiable” in ASC 805-20-20 at the acquisition date, addressing the implementation guidance beginning in paragraph 2 of ASC 805-20-55. It is not clear how the bio-diesel blending expertise resident in two individuals, the expertise of proper use of Bio-diesel in the marketplace, or the “ideas/tests about ethanol and catalysts, “would be separable from goodwill. Provide us with a fuller description of the example; discuss whether the method of creating the bio-diesel was complete at the acquisition date, including the secret catalyst. Refer to paragraphs 6 through 45 of ASC 805-20-55 (formerly appendix A of SFAS 141R) for implementation guidance and examples of intangible assets that are identifiable.

7.           Explain how the purchased R&D meets the definition of identifiable and is appropriately recognized in paragraph 10 of ASC 805-20-55 from recognition separately from goodwill, addressing the accounting guidance referred to above. Provide us with a description of the in-process R&D and the extent of completion at the acquisition date. Please explain to us in greater detail the alternate future use of the in-process R&D and how you have met the requirement in paragraph 11(a) and 11(c) of SFAD 2 per FIN 4, paragraph 5 (ASC 730-10-25).

Response to Comments 4,5,6 & 7

Upon reflection of the commissions comments, the company has removed the valuation amounts assigned to the company’s intangible assets and its common stock and reassessed our asset classification of the purchase price consideration in excess of the fair value of the assets assumed from the acquisition of 11 Good’s Energy, LTD.  We evaluated the identifiable consideration where cost approximates fair a value (Cash, stock at par value and assumed liabilities), all prospective valuation models have been excluded. A summary of consideration is as follows:

$611,900	Cash
111,230	Assumed Liabilities
429	4,285,714 shares of the Company’s common stock
$723,559

As presented, we removed the estimated fair value of the stock due to the company’s lack of objective past and present operational history to support the forecasts used to assign a value to the shares. Therefore, for calculating total consideration, we only included the common stock at par value.

The allocation of the purchase price based upon the estimated fair values on the date of acquisition is as follows:

Cash	$22,948
A/R	4,173
Inventory	26,236
Property, Plant & Equipment	30,698
Goodwill	$639,504
Assets Acquired	$723,559
Less cash acquired	(22,948)
Acquisition, Net of cash	$700,611
Less non cash items:
Assumed liabilities	(111,230)
Common stock issued	(429)
Cash paid for acquisition	$588,952

The excess consideration recorded is the $723,559 in total consideration less the $84,055 in identifiable assets acquired or $639,504. The Company then determined the asset classification of the excess consideration. Pursuant to ASC 805-20-20, the company’s analysis did not meet the requirement of determining the excess consideration to be separable, determinable or identifiable to any specific intangible assets; even if such determination was made, the underlying projections for a company of limited operating history would result in deminis value being assigned in the valuation methodogy. Therefore, we determined that the excess consideration should be classified as goodwill, not as identifiable intangible assets. As a result of this conclusion we recorded the excess as goodwill in the amount of $639,504 to the company’s consolidated balance sheet in the fourth quarter 2007.

The Company accounts for goodwill and other intangible assets in accordance with ASC 350 – Intangibles -Goodwill and Other. ASC 350 requires that goodwill and identifiable intangible assets be tested for impairment at least annually or more often if events and circumstances warrant. The Company evaluates goodwill for impairment by comparing the fair value of the Company, a single reporting unit, to its carrying value including goodwill. To determine fair value in the initial and on going evaluations, the Company used the income approach under which the Company calculates fair value based on the estimated discounted cash flow method as well as other generally accepted methodologies. The Company’s cash flow assumptions are based on forecasted revenue, operating costs, and other relevant factors. No impairment was indicated by the Company’s analysis as of December 31, 2008 and 2009 and for the six months ended June 30, 2010.

Note 3- Restatement page F-17

8.           Please revise your filing to provide footnote disclosure for adjustment #3 on page F-17.

Response

We have revised the footnote for adjustment #3 to reflect the applicable line(s) in the Note 3 - Restatement section of the financial statements

9.           Please revise your filing to explain footnote #3, “adjustment balance of intangibles to reflect allocation of the purchase price to the assets,“ on page F-19. Specifically, please explain why SG&A was impacted by correcting your purchase price allocation.

Response

We have revised the footnote for adjustment #3 to reflect the applicable line(s) in the Note 3 - Restatement section of the financial statements

10.           Please revise your filing to explain footnote 2, “correction of previous posting errors, “on page F-20 and separately disclose the amount related to this adjustment. Based on your current disclosure it is unclear whether this adjustment is related to the correction of your purchase price allocation or an undisclosed correction of another error.

Response

We have revised the footnote for adjustment #2 to reflect the applicable line(s) in the Note 3 - Restatement section of the financial statements. We have clarified and separately disclosed any amounts related to correcting and/or restating balances.

11.           Please revise your filing to explain footnote 3 on page F-20 and separately disclose the amount related to this adjustment. Specifically, your revised footnote disclosure should explain the asset loss, how it originated and how you determined it should be revised.

Response

We have revised the footnote for adjustment #1 to reflect the applicable line(s) in the Note 3 - Restatement section of the financial statements. We have clarified and separately disclosed any amounts related to correcting and/or restating balances.

Note 9-Capital Stock page F-26

12.           Please explain the presentation on the statement of stockholders’ equity of the $9,498,023 for the sale of “units of common stock or warrants consisting of 3,701,333 shares of common stock and 1,850,667 warrants.” Clarify whether the units are for common stock and warrants, or whether the reference the common stock or warrants refers to an option or other unique term of the unit. Reconcile these amounts to the amounts presented on the statement of stockholders’ equity including the “common stock subscribed amount” of $7,137,223, and the associated 770,000 shares of common stock issued for $2,310,000.

Response

As of December 31, 2009, the Company has received net proceeds of $9,447,223, which is net of $25,800 of broker fees through the subscription for the sale of 3,701,333 shares of common stock, which included warrants to purchase 1,850,667 shares of common stock. The cash flow has been amended to reflect the $9,447,223 as proceeds from common stock subscriptions. The units are for common stock and warrants and does not refer to an option or other unique term.

Note 16 – Subsequent Events, page F-34

13.           In light of the fact that you restated your financial statements, please tell us your consideration of ASC 855-10-50-4.

Response

The Company has evaluated and disclosed subsequent events through the date of filing the amended Form S-1 in the June 30, 2010 financial statement. Please refer to the subsequent events footnote in June 30, 2010 financial statement.

Very truly yours,

11 GOOD ENERGY, INC.

/s/ Daniel T. Lapp, Chief Financial Officer